Martin Goetzeler

Chief Executive Officer

AIXTRON SE

Dornkaulstr. 2

52134 Herzogenrath

Federal Republic of Germany

VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

U.S. Securities and Exchange Commission

100F Street, N.E.
Mail Stop 3030

Washington D.C. 20549

U.S.A

Date:	August 12, 2014
Phone:	+ 49 2407 9030-113
Fax:	+ 49 2407 9030-445
E-mail:	m.goetzeler@aixtron.com

RE:	AIXTRON SE
Form 20-F for the fiscal year ended December 31, 2013
Filed February 25, 2014
File No. 000-51196

Dear Mr. Cascio,

This letter sets forth the response of AIXTRON SE (the “Company” or “we” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 15, 2014, with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2013. For ease of reference, each comment contained in the Staff’s letter is printed below and is followed by the Company’s response.

Item 5. Operating and Financial Review and Prospects, page 23

1.              We reference the disclosure that in 2013 the total number of employees decreased by 20% from the end of 2012, which was mainly attributable to global staff reductions in the course of the 5-Point-Program to reduce your cost base and return to profitability. With a view toward clarified disclosure in future filings, please describe to us:

•                  The total expense you expect to incur under the restructuring effort, including the amount incurred in 2013 in total and by significant component.

•                  Whether the restructuring plan was complete by December 31, 2013, or if not complete, the nature, timing and expected costs to complete the plan.

•                  How you accounted for the costs incurred under IFRS.

In response to your comment, we inform the Staff that:

a)             The total expense which AIXTRON incurred under the restructuring effort is €10.3m of which €5.2m was incurred in 2013 and €5.1m was incurred in 2012. The expense consists solely of employee termination benefits.

b)             We do not expect to incur any further expenses related to the restructuring plan subsequent to 2013; Cash payments for termination of employment amounting to €1.7m of the €5.2m incurred in 2013 remained outstanding and had been accrued as at December 31, 2013. These payments were completed by the end of April 2014. The practice in Germany is to pay termination payments over a certain termination period after the employee ceases to work, rather than as a lump sum on the last day of work. The termination period can last up to one year.

c)              The costs incurred were accounted for in accordance with IAS 37 and we also considered the guidance given in IAS 19.

During 2012, our plans for staff reductions in the sites affected were either announced locally to the employees concerned or, in the case of our European activities, to the representatives of the employees on the European Works Council of AIXTRON SE which also includes representatives from AIXTRON Ltd in the UK and AIXTRON AB in Sweden. These plans identified:

a.              The parts of the business which were concerned;

b.              The locations affected;

c.               The location, function, and approximate number of employees who would be compensated for terminating their services;

d.              The termination benefits that the employees would receive when their employment would be terminated

e.               The expenditure to be undertaken; and

f.                When the plan would be implemented.

In accordance with IAS 37.72 and IAS 19.167 the estimated cost of €5.1m associated with terminating employees was expensed in Q4 2012. Accruals for those costs expected to be paid in the first half of 2013 were included in the €5.1m expense and accrued as of December 31, 2012.

The plan was implemented in Q4 2012 in two countries and during the first half of 2013 in three other countries in accordance with the processes and timescales determined by the various legal requirements.

The expenses provided for as part of the restructuring activity were the necessary costs entailed by the restructuring and did not include costs related to the ongoing activities of the Company.

During 2013, after the 2012 Financial Statements had been approved and filed by the then directors of AIXTRON SE, the newly appointed CEO of AIXTRON SE decided as part of the 5-Point-Program to increase the potential payments to departing employees in order to accelerate the required approval by the Works Council. These costs were expensed in the 2013 financial statements, together with the costs associated with an increase in the number of employees leaving, totaling €5.2m.

The accrued expenses were reviewed, of each quarter and adjusted to reflect the current best estimate in accordance with IAS 37.59.

We plan to disclose in future filings;

1.              The expenses associated with the restructuring plans in total and by significant component of cost

2.              The nature, timing and expected cost to complete the plan

3.              A description of how the costs were accounted for under IFRS.

2.              As a related matter, please tell us how your disclosure about the restructuring plan considers the guidance from the question under SAB Topic 5-P.4. Under that guidance the expected effects on future earnings and cash flows resulting from a restructuring plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those savings are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

In response to your comment, we inform the Staff that we followed the requirements of IAS 37 rather than the disclosures required by the FASB ASC Topic 420. The accrued amounts are included within “Personnel expenses” in note 24. Provisions, on page F-34 of our 2013 Form 20-F.

The line items affected by the cost of the restructuring in the 2013 Income Statement were:

Cost of Sales	€2.1m
Selling expenses		€0.5m
General Administration expenses		€1.7m
Research and Development costs	€0.9m

We also inform the Staff that the expected effect on our future earnings and cash flows is an improvement of €10.2m on an annual basis. The savings are expected to be realized from January 1, 2013 for some locations where the employees left in December 2012 and for all other locations with effect from July 1, 2013. The costs and related cash flows were incurred as explained in Comment 1 above.

We plan to disclose and quantify in future filings, as appropriate, the expected timing and effects on future earnings and cash flows resulting from the restructuring plan.

We also plan to separately disclose in future filings the nature and amounts of any material restructuring activities in accordance with IAS 1.97 & 98 and to clarify in future the disclosure of restructuring provisions in accordance with IAS 37

A. Operating Results: 2011-2013, page 24

3.              We see from Note 24 on page F-34 of the consolidated financial statements that your warranty provision increased from EUR 6.2 million at January 1, 2013 to EUR 12.6 million at December 31, 2013. Please tell us the reason for the significant increase in the warranty provision.

In response to your comment, we inform the Staff that the two main reasons for the increase of €6.4m in warranty provisions are as follows:

a)             Specific provisions for potential warranty claims related to heaters included in some of our MOCVD products shipped in 2013 where the components suffered from high initial rates of failure, having caused significant damage to the MOCVD product in some cases. The provision of €3.3m is our best estimate of the future claims for heater failures based on a technical evaluation of the design and the experience of the cost of a relatively small number of actual failures and consequent replacements in the field. The inherent uncertainties of the estimated warranty provisions are discussed in note 37 of our 2013 Form 20-F on page F-49.

b)             As described in note 2(n) ‘Revenue’ of the notes to the consolidated financial statements, a portion of revenues relating to the installation of the equipment at the customer’s site is recognized when the installation is completed and the final customer acceptance has been confirmed. Following this final customer acceptance the agreed warranty period starts. In China, our largest market, there was a significant backlog of the final acceptances and outstanding installation work of already shipped equipment of a particular product line due to the partial reluctance of customers to put the tools into operation and therefore to issue the final acceptance confirmation and commence the agreed warranty period. This was due to still persisting but further diminishing overcapacities in the supply of LED devices produced on AIXTRON equipment. As a consequence of this, the rate of final acceptances of equipment has slowed during 2013 compared with 2012. For this reason the average outstanding warranty period, for this equipment, at the end of 2013 is higher than that at the end of 2012 and therefore the warranty provision at December 31, 2013 was higher than at December 31, 2012.  The increase in the average remaining warranty period of this equipment accounts for most of the remaining €3.1m increase in warranty provision.

Development of Revenues, page 25

4.              We note your disclosure in the first paragraph on page 25 that there was “significantly lower demand” for your metal-organic chemical vapor deposition equipment in 2013 and that lower demand resulted in lower pricing for your products. However, you do not appear to quantify the effects of each factor on the decline in your revenue. Please tell us, and revise future filings as appropriate to quantify, the relative effect of those factors on your MOCVD equipment. We also note your disclosure in the second paragraph on this page that your atomic layer deposition equipment accounts for the second largest portion of your total equipment revenue. Please tell us and revise future filings to disclose the contribution of those products to your revenue and describe the extent to which changes in revenue from those products were affected by changes in prices or changes in volume. Refer to Item 5.A.1 of Form 20-F

In response to your comment we inform the Staff that the revenue of MOCVD equipment declined by 37% from €148.6m in 2012 to €94m in 2013. Of the decrease, 21% was related to volume reflecting the lower market demand caused by over-capacity in the LED markets our customers are addressing. The remaining 16% of the decline were caused by changes in realized average selling price, which were also due to lower market demand and the competitive situation.

Sales of ALD equipment amounted to €30.4m in 2013, an increase of €11.2m higher than the previous year. The increase is entirely volume related.

We plan to describe in future filings, as appropriate, the relative effect of each factor on our revenues and describe the extent to which changes in revenue are affected by changes in prices or volume.

The Company believes the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved these comments to the Staff’s satisfaction.

As requested in the Comment letter, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission for taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or if additional information is needed, please call me at +49 2407 9030-113.

Sincerely,

AIXTRON SE

Martin Goetzeler

Chief Executive Officer